Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Amylin Pharmaceuticals, Inc., for the registration of $575,000,000 3.00% Convertible Senior Notes due June 15, 2014, and 9,415,740 shares of common stock issuable upon conversion of the Notes, and to the incorporation by reference therein of our reports dated February 23, 2007, with respect to the consolidated financial statements and schedule of Amylin Pharmaceuticals, Inc., Amylin Pharmaceuticals, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Amylin Pharmaceuticals, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2006, filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG LLP

San Diego, California

August 2, 2007